Via EDGAR

October 11, 2010

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:  Horizon Bancorp
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-10792

Dear Mr. Vaughn

This correspondence is Horizon Bancorp’s response to comments received from the Securities and Exchange Commission on September 21, 2010, regarding Horizon Bancorp's Form 10-K for the fiscal year ended December 31, 2009, and its Form 10-Q for the quarter ended June 30, 2010.  To assist you in reviewing our responses, we have included each comment as stated in your letter and, following each comment, we have provided our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Allowance and Provision for Loan Losses/Critical Accounting Policy, page 37

1.
Comment:  You state “Horizon considers the allowance for loans losses to be adequate to cover losses inherent in the loan portfolio as of December 31, 2009.”  Please revise this section and other similar disclosures throughout your future filings to confirm, if true, that you maintain your allowance for loan losses at a level considered “appropriate” in relation the estimated risk inherent in the loan portfolio.

Response:  The disclosure on page 37, Allowance and Provision for Loan Losses/Critical Accounting Policy, along with other similar disclosures throughout our future filings will be revised to represent that the allowance for loan losses is at a level considered to be “appropriate” in relation to the estimated risk inherent in the loan portfolio.

Non-performing Loans, page 38

2.
Comment:  We note your reference on pages 38 to restructured loans.  Please tell us and revise your future filings to disclose the following information related to your troubled debt restructuring (TDR’s) and other loan modifications:

•	Loan modifications quantified by loan type classified separately as accrual/non-accrual, with identification of which modifications you consider to be TDRs;

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•	For those modifications that you do not consider to be TDR’s clearly identify why you do not consider them to be TDRs under the applicable accounting literature;

•	Your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

•	The success rates and redefault rates on modified loans;

•	Clearly identify how modifications affect and are considered in your allowance methodology; and

•
A description of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and how you determine whether to classify such modifications as TDRs.

Response:  See each of the following points:

•	Loan modifications quantified by loan type classified separately as accrual/non-accrual, with identification of which modifications you consider to be TDRs;

At December 31, 2009 we included the details of TDR’s according to loan type in Note 6 – Non-performing Assets and Impaired Loans on page 68.  At December 31, 2009 these loans were performing according to their modified terms and were accruing interest.  In future filings, we will continue to include this disclosure and will also indicate separately whether they are on accrual/non-accrual.

•	For those modifications that you do not consider to be TDR’s clearly identify why you do not consider them to be TDRs under the applicable accounting literature;

At December 31, 2009 and currently, the Company does not have any loan modifications that have not been determined to be TDR’s.  In future filings, we will report any modification that is not clearly identified as a TDR and why it might not be considered a TDR, or state that all loan modifications have been determined to be TDR’s.

•	Your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

A restructured loan will be returned to accruing status after six consecutive payments.  In future filings we will include the Company’s policy regarding this treatment of restructured loans.

•	The success rates and redefault rates on modified loans;

At December 31, 2009 the Company had not experienced any redefault on modified loans.  In future filings the Company will include discussion on the success and redefault experience on modified loans.

•	Clearly identify how modifications affect and are considered in your allowance methodology; and

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At December 31, 2009 modifications determined to be TDR’s are considered impaired and included in the allowance methodology using the guidance for impaired loans.  In future filings, we will include how restructured loans are evaluated in the allowance methodology.

•
A description of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and how you determine whether to classify such modifications as TDRs.

At December 31, 2009 the only type of concession the Company has made on restructured loans has been temporary rate reductions and reduced monthly payments.  Any modification to a loan that is a concession and not allowed in the normal course of lending would be considered a restructured loan.  In future filings, we will include the types of concessions made on restructured loans and how the Company determines when a modification is a TDR.

Form 10-Q for the Quarterly Period Ended June 30, 2010

General

3.
Comment:  Please revise future filings beginning with the September 30, 2010 Form 10Q to disclose the information required by Items I, III, IV and V of Industry Guide III to the extent it is relevant and material to your operation.

Response:  As is consistent with the Company’s current practice, in future Form 10Q filings the Company will determine if including and updating Items I, III, IV and V of the Industry Guide III are relevant or material to our operation.  We believed they were not relevant or material in our most recent filings, and therefore, they were excluded.

Loans, page 35

4.
Comment:  Revise future filings beginning with the September 30, 2010 Form 10Q to include the disclosures required by ASC 310-10-50-15.  Please provide your proposed disclosure in the response to this comment.

Response:  In future Form 10Q filings the Company will update and include the disclosures required by ASC 310-10-50-15 as presented below from Note 6 – Non-performing Assets and Impaired Loans that was included in the Company’s December 31, 2009 Form 10K on pages 68 –  69.

Note 6 – Non-performing Assets and Impaired Loans

The following table shows non-performing loans including loans more than 90 days past due, on non-accrual, and trouble debt restructuring along with other real estate owned and repossessed collateral.

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	December 31	December 31
	2009	2008
Non-performing loans
Commercial
More than 90 days past due	$1,086	$49
Non-accrual	8,143	5,118
Trouble debt restructuring	-	-
Residential mortgage
More than 90 days past due	296	464
Non-accrual	1,257	1,440
Trouble debt restructuring	3,266	-
Mortgage warehouse
More than 90 days past due	-	-
Non-accrual	-	-
Trouble debt restructuring	-	-
Installment
More than 90 days past due	376	318
Non-accrual	2,515	474
Trouble debt restructuring	206	-
Total non-performing loans	17,145	7,863
Other real estate owned and repossessed collateral
Commercial	544	-
Residential mortgage	1,186	2,772
Mortgage warehouse	-	-
Installment	23	207
Total other real estate owned and repossessed collateral	1,753	2,979
Total non-performing assets	$18,898	$10,842

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment.  Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized.  This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.  The following table shows the Company’s impaired loans.

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Impaired loans	Carrying	Average	Specific	Interest
December 31, 2009	Value	Balance	Reserves	Collected
Commercial	$9,685	$11,647	$1,675	$389
Residential mortgage	3,472	2,481	84	184
Mortgage warehouse	-	-	-	-
Installment	206	159	-	15
Total	$13,363	$14,287	$1,759	$588
December 31, 2008
Commercial	$5,118	$3,083	$1,122	$286
Residential mortgage	-	-	-	-
Mortgage warehouse	-	-	-	-
Installment	-	-	-	-
Total	$5,118	$3,083	$1,122	$286
December 31, 2007
Commercial	$1,870	$1,673	$345	$165
Residential mortgage	-	-	-	-
Mortgage warehouse	-	-	-	-
Installment	-	-	-	-
Total	$1,870	$1,673	$345	$165

There were $4.8 million, $1.4 million, and $0 of impaired loans without a specific reserve in 2009, 2008, or 2007.  Interest income not recognized on the non-performing loans totaled approximately $712,000, $283,000, and $122,000 in 2009, 2008, and 2007.  Accrued interest on impaired loans is reversed from interest income when a loan is determined to be impaired and is a non-accrual loan.

Notes to Condensed Consolidated Financial Statements

Note 11-Purchase and Assumption

5.
Comment:  Please tell us and revise future filings to disclose how you accounted for the loans you acquired in the purchase of American Trust & Savings Bank under ASC 310-30 (SOP 03-3) and provide the disclosures required by ASC 310-30-50-1 & 2.

Response:  The loans acquired in the purchase of American Trust & Savings Bank were accounted for under the relevant accounting literature.  Due to the design of this transaction, the Company selected the loans that were purchased and intentionally excluded over 95%, or the overwhelming majority, of certain loans with evidence of deterioration of credit quality since origination.  At the date of closing, of the $56.3 million of loans purchased, only $370,000 of the loan principal purchased were deemed to have evidence of deterioration of credit quality since origination and therefore within the scope of ASC310-30.  These loans were written down to a fair value of $249,000.  This amount was not considered to be material to the Company or the transaction, and therefore, no additional disclosures related to these loans were included.

The Company will include in future filings a statement of how these loans acquired with evidence of deterioration of credit quality since origination were accounted for including the amount purchased.

In closing, Horizon Bancorp acknowledges that:
•	Horizon is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	Horizon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses above, please contact the undersigned at (219) 873-2611.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Chief Financial Officer
Horizon Bancorp